Exhibit 99.2
Mindray Announces Appointment of Dr. Jixun Lin as Independent Director
Shenzhen, China, November 1, 2007—Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices in China with a rapidly growing international presence, today announced the appointment of Dr. Jixun Lin as independent director. Dr. Lin replaces Andrew Wolff on the company’s board of directors.
“We are delighted to welcome Dr. Lin to our board,” said Xu Hang, Mindray’s chairman and co-chief executive officer. “Dr. Lin is a leader in the global medical device industry and we are confident that his experience and expertise will be of great benefit to Mindray as we continue to expand into new markets around the world.”
“We are very thankful for Mr. Wolff’s service on our board. We appreciate his valuable contributions since his appointment and for his willingness to serve on our board after our IPO,” added Mr. Xu. Andrew Wolff, managing director of Goldman Sachs, served as Mindray’s independent director since February 2006.
Dr. Jixun Lin is founder and chief executive officer of ACON Laboratories Inc., a worldwide leading manufacturer of high-quality rapid diagnostic test products. Dr. Lin founded ACON Laboratories Inc. in 1995 and serves on the company’s board of directors. He also serves on the board of directors for ACEA BioSciences Inc., a company providing innovative cell-based assay systems for basic life science research and drug discovery. Mr. Lin received his Ph.D. in microbiology and immunology from the Medical University of South Carolina and a Bachelor of Medicine from Zhejiang Medical University.
Mindray’s board now consists of three Mindray officers, Xu Hang (chairman and co-chief executive officer), Li Xiting (president and co-chief executive officer) and Joyce Hsu (chief financial officer), and four independent directors, Chen Qingtai (dean of the School of Public Policy and Management at Tsinghua University), Ronald Ede (Asia Pacific chief financial officer for JDSU Corp), Wu Qiyao (evaluation committee member of medical device registration of the State Food and Drug Administration) and Dr. Lin. Dr. Lin will sit on the company’s audit committee, and corporate governance and nominations committee, and will chair the company’s compensation committee. Mr. Wolff’s resignation was accepted by the board, and Dr. Lin’s appointment was approved by the board of directors effective as of November 1, 2007.
About Mindray
Mindray Medical International Limited is a leading developer, manufacturer and marketer of medical devices in China with a significant and growing presence worldwide. Established in 1991, Mindray offers a broad range of products across three primary business segments: patient monitoring devices, diagnostic laboratory instruments, and ultrasound imaging systems. Mindray is headquartered in Shenzhen, China, and has 29 local sales and service offices in China, as well as sales and service offices in Amsterdam, Boston, Istanbul, London, Mexico City, Mumbai, Sao Paulo, Seattle, Toronto and Vancouver. For more information, please visit www.mindray.com.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the ''safe harbor’’ provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about Mindray’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Information regarding these risks and uncertainties is included in our public filings with the Securities and Exchange Commission. All information provided in this press release is as of November 1, 2007, and Mindray undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:
In China:
Investor Relations
Mindray Medical International Limited
Tel: +86-755-2658-2518
Email: IR@Mindray.com
Justin Knapp
Ogilvy Public Relations Worldwide, Beijing
Tel: +86-10-8520-6556
Email: Justin.Knapp@Ogilvy.com
In the United States:
Jeremy Bridgman
Ogilvy Public Relations Worldwide, New York
Tel: +1-212-880-5363